SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press release dated April 25, 2007, regarding Appointments to the Board of Directors of Scottish Power plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS SANCHEZ
Name:	Julián Martínez-Simancas Sánchez
Title:	General Secretary

Date: April 25, 2007

Exhibit 99.1

NATIONAL SECURITIES MARKET COMMISSION

To the attention of Mr. Rodrigo Buenaventura

Director of the Secondary Markets Division

Paseo de la Castellana, 19

28046 Madrid

Bilbao, April 25, 2007

Re: Appointment of the Scottish Power Plc board of directors

Dear Sir,

In accordance with article 82.2 of Law 24/1988 of July 28, on the Securities Markets, we are pleased to inform you of the appointment of the new Scottish Power Plc board of directors.

Said board will be chaired by Mr. José Ignacio Sánchez Galán, with the board member Mr. José Luis del Valle Doblado appointed Chief Executive Officer.

Scottish Power Plc. will maintain its current management team in full.

Yours sincerely,

*********************************

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.